TSX:IRC                                                                                 NR 06-1

                                                                                  January 12, 2006

POTENTIAL OF NEW PINSON DISCOVERY EXPANDS ON INTERNATIONAL ROYALTY NSR PROPERTY

DENVER, COLORADO, January 12, 2006 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Atna Resources Ltd. (Atna) announced  drill intersections from eight more underground diamond drill holes in the Ogee zone on the Pinson project thereby expanding the area of known mineralization on Atna’s significant discovery in the Ogee Zone. IRC holds net smelter return royalties of up to 3% on the gross value of any future production from the Pinson project and Atna has confirmed that the drill holes below are on land covered by an IRC royalty. In a press release dated January 11, 2006 Atna stated:

“High grade results include 58.5 feet grading 1.69 oz/ton gold and 15.9 feet grading 1.23 oz/ton gold in Hole UGOG-10. Hole UGOG-10 was drilled approximately 50 feet above the previously announced results from hole UGOG-004 (147.5' @ 0.97 oz/ton Au). Assays are pending from several other holes and drilling has resumed with two underground machines to further explore the Ogee zone, following a Christmas break.

OGEE ZONE-Underground Core Results:

Drill Hole	From (ft)	To (ft)	Length -- ft (m)	Au opt (g/t)
UGOG-001	32.0	41.0	9.0 (2.7)	0.486 (16.7)
UGOG-002	25.0	32.0	7.0 (2.1)	0.722 (24.8)
UGOG-003	35.5	40.4	4.9 (1.5)	0.646 (22.1)
	61.0	62.9	1.9 (0.6)	0.755 (25.9)
UGOG-005	32.0	37.0	5.0 (1.5)	0.617 (21.2)
	214.5	222.0	7.5 (2.3)	1.175 (40.3)
UGOG-007	12.5	18.4	5.9 (1.8)	0.617 (21.1)
	78.0	103.2	25.2 (7.7)	1.173 (40.2)
UGOG-009	8.5	15.0	6.5 (2.0)	0.292 (10.0)
UGOG-010	50.0	65.9	15.9 (4.8)	1.226 (42.0)
	111.0	114.0	3.0 (0.9)	0.763 (26.2)
	156.5	215.0	58.5 (17.8)	1.691 (57.9)
UGOG-011	318.0	330.0	12.0 (3.7)	0.270 (9.3)

The drilling confirms the company's discovery of a significant new zone of mineralization that may provide an early mining opportunity because of the high grade and ready access from the adit. However, the mineralization has a complex outline and more drilling is required to determine its size and shape for any resource estimate…

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). The underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and will provide the information to prepare a prefeasibility study for Pinson Mining as part of the earn-in requirement.”

The preceding information is derived from publicly available information provided by Atna. The information contained in the Atna press release and in this press release has been reviewed by Dr. Neal Rigby of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of the Atna release quoted above, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Dr. Rigby has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Dr. Rigby so as to better comply with the requirements of National Instrument 43-101.

About IRC
IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

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